Exhibit 99.1

Auris Medical Announces Share Purchase Agreements with Lincoln Park Capital Fund, LLC

Zug, Switzerland, October 11, 2017 – Auris Medical Holding AG (NASDAQ: EARS), a clinical-stage company dedicated to developing therapeutics that address important unmet medical needs in otolaryngology, announced today the execution of two share purchase agreements for up to $15.0 million with Lincoln Park Capital Fund, LLC (“LPC”), a Chicago-based institutional investor.

Pursuant to a purchase agreement dated October 10, 2017, Auris Medical may require LPC, from time to time and at its sole discretion, to subscribe for up to $13.5 million worth of its common shares. Per the terms of this share purchase agreement and related registration rights agreement, Auris Medical has agreed to file with the Securities and Exchange Commission (the "SEC") a registration statement covering the common shares that may be issued to LPC under the purchase agreement. Share subscriptions pursuant to the purchase agreement may take place over the 30-month period after the registration statement is declared effective by the SEC. Auris Medical will control the timing of any future investment by LPC under this purchase agreement. The subscription price of the common shares will be based on the prevailing market prices of the Company’s shares at the time of each issuance to LPC.

In addition, on October 10, 2017, Auris Medical entered into a separate purchase agreement with LPC pursuant to which LPC subscribed for $1.5 million worth of Auris Medical’s common shares. The investment was made pursuant to Auris Medical’s effective shelf registration statement.

“We welcome Lincoln Park as a new shareholder and appreciate its investment as we approach key milestones for our three current clinical-stage development programs,” commented Thomas Meyer, Auris Medical’s founder, Chairman and CEO. “The share purchase agreements provide great flexibility and the potential to extend our financial runway well beyond these important milestones.”

No warrants, derivatives, financial or business covenants are associated with these agreements. A more detailed description of the purchase agreements is set forth in Auris Medical’s Current Report on Form 6-K filed on October 11, 2017 with the SEC.

This press release does not constitute an offer to sell or a solicitation of an offer to buy these securities, nor will there be any sale of these securities in any jurisdiction in which such offer solicitation or sale are unlawful prior to registration or qualification under securities laws of any such jurisdiction.

About Auris Medical

Auris Medical is a Swiss biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in neurotology. The company is focused on the Phase 3 development of treatments for acute inner ear hearing loss (AM-111) and for acute inner ear tinnitus (Keyzilen®; AM-101) by way of intratympanic administration with biocompatible gel formulations. In addition, Auris Medical is developing intranasal betahistine for vertigo (AM-125) as well as early-stage research and development projects. The Company was founded in 2003 and is headquartered in Zug, Switzerland. The shares of Auris Medical Holding AG trade on the Nasdaq Capital Market under the symbol “EARS.”

About Lincoln Park Capital Fund, LLC

LPC is an institutional investor headquartered in Chicago, Illinois which manages a portfolio of investments in public and private entities. These investments are in a wide range of companies and industries emphasizing life sciences, specialty financing, cleantech, energy, real estate and technology. LPC’s investments range from multiyear financial commitments to fund growth to special situation financings to long-term strategic capital offering companies certainty, flexibility and consistency.

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, Auris Medical’s need for and ability to raise substantial additional funding to continue the development of its product candidates, the timing and conduct of clinical trials of Auris Medical’s product candidates, including the likelihood that the TACTT3 clinical trial with Keyzilen® will not meet its endpoints, the clinical utility of Auris Medical’s product candidates, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s Annual Report on Form 20-F and future filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

Company contact: Hernan Levett, Chief Financial Officer, +41 61 201 1350,

hle@aurismedical.com

Media contact: David Schull, Russo Partners, 1-858-717-2310,

david.schull@russopartnersllc.com

Auris Medical Holding AG • Bahnhofstrasse 21 • CH-6300 Zug · Tel. +41 41 729 71 94